SEC Mail Processing Section
FEB 29 2008
Washington, DC
103

UNI
SECURITIES AND E
Washing

08028515

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB & T AM Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 BELLEVUE PARKWAY
(No. and Street)

WILMINGTON	DE	19809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene Wilson 412-762-6348
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street	Philadelphia	PA	19103-7042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB & T AM Distributors, Inc., as of and for the year ended December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
Monroeville Boro, Allegheny County
My Commission Expires Oct. 7, 2010
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Financial and Operations Principal
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T AM Distributors, Inc.
(SEC I.D. No. 8-52396)

Independent Auditors' Report and
Supplemental Report on Internal Control

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2007

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2007

Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To BB&T AM Distributors, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of operations, statement of shareholder's equity and statement of cash flows present fairly, in all material respects, the financial position of BB&T AM Distributors, Inc., formerly known as ABN AMRO Distribution Services (USA), Inc., (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2008

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	822,879
Accounts receivable, net of allowance for doubtful accounts of $4,669		860,400
Prepaid expenses		19,206
Intercompany receivable		89,407
Income taxes receivable		15,981
Deferred tax asset		8,912
Interest receivable		4,343
Total assets	$	1,821,128
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	761,715
Intercompany payable		34,110
Accrued expenses		4,029
Total liabilities		799,854
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		1,084,297
Accumulated deficit		(63,024)
Total stockholder's equity		1,021,274
Total liabilities and stockholder's equity	$	1,821,128

The accompanying notes are an integral part of these financial statements.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2007

Revenues:		
Service fees	$	950,519
Investment income		28,123
Other income		35,000
Total revenues		1,013,642
Expenses:		
Salaries and benefits		479,655
Allocated support services		138,484
Professional and other services		217,316
General office expenses		130,605
Total expenses		966,060
Income before income taxes		47,582
Provision for income taxes		19,264
Net income	$	28,318

The accompanying notes are an integral part of these financial statements.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2007

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2007	100	$ 1	$ 584,297	$ (91,342)	$ 492,956
Capital infusion	-	-	500,000	-	500,000
Net income	-	-	-	28,318	28,318
Balances at December 31, 2007	100	$ 1	$ 1,084,297	$ (63,024)	$ 1,021,274

The accompanying notes are an integral part of these financial statements.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income		$ 28,318
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax expense	$ 966	
Changes in assets and liabilities:		
Increase in accounts receivable	(848,871)	
Decrease in prepaid expenses	75,575	
Increase in intercompany receivable	(89,407)	
Increase in income taxes receivable	(15,981)	
Increase in interest receivable	(192)	
Increase in accounts payable	266,311	
Increase in intercompany payable	29,856	
Increase in accrued expenses	2,018	
Decrease in income taxes payable	(14,090)	
Decrease in other liabilities	(16,667)	
Total adjustments		(610,482)
Net cash used in operating activities		(582,164)
Cash flows from financing activities:		
Cash contribution by Parent		500,000
Net cash provided by financing activities		500,000
Net decrease in cash		(82,164)
Cash and cash equivalents at beginning of year		905,043
Cash and cash equivalents at end of year		$ 822,879
Supplemental cash flows disclosure:		
Income tax payments		$ 49,000
Income tax refunds		$ 631

The accompanying notes are an integral part of these financial statements.

BB&T AM Distributors, Inc.
formerly known as ABN AMRO Distribution Services (USA), Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements

December 31, 2007

1. Organization

BB&T AM Distributors, Inc., formerly known as ABN AMRO Distribution Services (USA), Inc., (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI") and an indirect wholly-owned subsidiary of PFPC Inc. (the "Parent"), PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company served solely as distributor and principal underwriter to the BB&T Family of Funds (the "Funds") and, as a result, substantially all of the Company's revenues from these services were earned from the Funds.

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act").

Accounts Receivable - Accounts receivable includes amounts due from the Funds for the performance of distribution and support services.

Revenue Recognition - Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are generally remitted to external brokers who distribute the shares of these funds to investors. In accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent", receipts and payments of distribution fees are recorded on a net basis in the consolidated statement of income as revenue and contra revenue. For the year ended December 31, 2007, amounts earned from distribution fee revenue was approximately $4.6 million.

2. Significant Accounting Policies (continued)

Investment Income - Investment income is interest income earned on cash and cash equivalents and is recognized when earned.

Out-of-Pocket Expenses - The Company records reimbursements from clients for out-of-pocket expenses in accordance with EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred." Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements - In May 2007, the Financial Accounting Standards Board ("FASB") issued FSP FIN 48-1, "Definition of Settlement in FASB Interpretation ("FIN") No. 48." This FSP amended FIN 48, "Accounting for Uncertainty in Income Taxes," to provide guidance as to the determination of whether a tax position is deemed effectively settled for purposes of recognizing previously unrecognized tax benefits under FIN 48. This guidance was adopted effective January 1, 2007 in connection with the Company's adoption of FIN 48 (See Note 4).

SFAS 157, "Fair Value Measurements," defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value, it does not expand the use of fair value to new accounting transactions and does not apply to pronouncements that address share-based payment transactions. As required, we will adopt SFAS 157 prospectively beginning January 1, 2008. The adoption of this standard did not have a material effect on retained earnings at January 1, 2008 and is not expected to have a material effect on our results of operations or financial position.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115." This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be applied on an instrument by instrument basis with a few exceptions. The election is irrevocable and must be applied to entire instruments and not to portions of instruments. SFAS 159 is effective beginning January 1, 2008. Elections made upon adoption of the standard to fair value financial instruments are not expected to have a material effect on retained earnings at January 1, 2008 and are not expected to have a material effect on our results of operations or financial position.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital

3. Net Capital Requirements (continued)

requirements are not met. At December 31, 2007, the Company had net capital of $661,675, which was $608,351 in excess of the required net capital of $53,324. The Company's resulting ratio of aggregate indebtedness to net capital was 1.21 to 1.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

4. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax return of the Corp. and its subsidiaries. For state income tax purposes, the Company files on a separate company basis. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

The income tax expense included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2007	
Current income taxes:	
Federal	$17,886
State	412
Total current income taxes	18,298
Deferred income taxes:	
Federal	(2,638)
State	3,604
Total deferred income taxes	966
Total income tax provision	$19,264

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

4. Income Taxes (continued)

At December 31, 2007, the Company had a net deferred income tax asset of $8,912, which resulted primarily from state income taxes, non-income taxes, and state net operating losses. A valuation allowance against the Company's deferred tax asset is not considered necessary as of December 31, 2007.

We adopted FIN 48 effective January 1, 2007. Our adoption of FIN 48 did not result in a cumulative adjustment to equity. Upon adoption at January 1, 2007, we had no unrecognized tax benefits.

The company is included in the consolidated federal income tax return for The PNC Financial Services Group, Inc. These consolidated returns through 2003 have been audited by the Internal Revenue Service and all disputed matters have been resolved through the IRS appeals division. The Internal Revenue Service is currently examining the 2004 through 2006 consolidated federal income tax returns.

The company files principally in the Commonwealth of Pennsylvania, and years subsequent to 2006 remain subject to examination in that jurisdiction. However, we do not expect the results of those examinations to have a material impact on state income tax expense during the next twelve months.

5. Related Party Transactions

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2007, these allocations totaled $140,160, which are included in "Allocated support services" and "Professional and other services" in the statement of income. At December 31, 2007, amounts payable to the Parent totaled $34,110, which is included in "Intercompany payable" on the statement of financial condition.

5. Related Party Transactions (continued)

The deferred tax asset of $8,912, recorded on the statement of financial condition, will result in an intercompany receivable. The income taxes receivable of $15,981, as recorded on the statement of financial condition, is an intercompany receivable. For the year ended December 31, 2007, income tax payments of $49,000 were made to the Corp. and Trust Co. and income tax refunds of $631 were received from the Corp. and Trust Co.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2007, the Board members did not receive any remuneration for their services.

6. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts with PNC Bank or money market mutual funds held with an affiliate.

7. Capital Contribution

On November 28, 2007, the Company received a capital contribution of $500,000 from PFPCDI.

Supplementary Information

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2007

Net Capital:		
Stockholder's equity		$ 1,021,274
Deduction for nonallowable assets		
Accounts Receivable		209,635
Prepaid expenses		19,206
Intercompany receivable		89,407
Income taxes receivable		15,981
Deferred tax asset		8,912
Net capital before haircuts on securities positions		678,133
Haircuts on securities:		
Investment in money market mutual fund (2% of $822,879)		16,458
Net capital		$ 661,675
Aggregate Indebtedness:		
Items included on statement of financial condition:		
Accounts payable	$ 761,715	
Intercompany payable	34,110	
Accrued expenses	4,029	
Total aggregate indebtedness	$ 799,854	
Computation of Basic Net Capital Requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)		$ 53,324
Net capital in excess of required minimum		$ 608,351
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)		$ 581,690
Ratio of aggregate indebtedness to net capital		1.21 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2007, filed by BB&T AM Distributors, Inc. in its FOCUS Part IIA Report is not required as the computations are not materially different.

BB&T AM Distributors, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2007

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and /or variable life insurance or annuities. At December 31, 2007, the Company held no customer funds and had no required deposit.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To BB&T AM Distributors, Inc.

In planning and performing our audit of the financial statements of BB&T AM Distributors, Inc., formerly known as ABN AMRO Distribution Services (the "Company") as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

END